Exhibit 99.4

DeKalb County District Attorney’s Office Selects NICE Justice for

Digital Evidence Management Transformation

NICE to help DA’s Office for fourth largest county in Georgia streamline justice and prosecutions to build a better, safer community

Hoboken, N.J., May 15, 2023 – NICE (Nasdaq: NICE) today announced that the DeKalb County District Attorney’s (DA’s) Office in the Atlanta, Georgia, metropolitan area will deploy NICE Justice, one of the solutions in NICE’s Evidencentral platform, to digitally transform how it manages digital evidence, from evidence intake to case-building and trial preparation. Through its ability to streamline the entire justice process and help attorneys and investigators find the truth in digital evidence faster, NICE Justice will support the DeKalb County DA’s Office in its vision of building a better, safer community for DeKalb County residents.

The NICE Justice solution digitally transforms how district attorneys, investigators, paralegals and office staff receive, interact with, manage and share digital evidence, from beginning to end. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases.

Sherry Boston, DeKalb County District Attorney, said, “Deployment of NICE Justice will equip our team with the tools needed to manage large amounts of digital evidence efficiently, and allow us to focus more time on successfully investigating and prosecuting cases.”

Chris Wooten, Executive Vice President, NICE, said, “The manual process of managing digital evidence has become a significant time-waster for criminal justice and public safety agencies. When digital evidence becomes too difficult to manage, it can stand in the way of timely justice. That is why prosecuting attorney’s offices and law enforcement agencies around the globe, including the DeKalb County District Attorney’s Office, are adopting our Evidencentral platform in growing numbers.”

The DeKalb County DA’s Office prosecutes thousands of felony cases annually in collaboration with over two-dozen law enforcement partners. Investigators and paralegals in DeKalb’s intake unit spend about seventy-five percent of a typical workday logging into different systems and reaching out to partners to manually collect, download and upload digital evidence. Additionally, each law enforcement agency that the DA’s Office works with has its own preferred method and format for sharing digital evidence. NICE Justice solves these problems by allowing agencies to digitally share evidence files by uploading evidence into a secure, online portal. Uploaded evidence is automatically deposited into NICE Justice digital case folders in the cloud for immediate viewing.

With digital evidence stored on various servers and drives, lack of shareable storage was a challenge for DeKalb County’s team-based prosecution approach. NICE Justice’s unified cloud-based system for evidence storage, organization and analysis promotes collaborative case-building. Team members also gain access to advanced evidence analysis tools to jumpstart the trial prep process, including built-in software for transcription, redaction, photobook creation, and video clip and timeline creation.

DeKalb County prosecutors can also use NICE Justice to share evidence with defense teams through a fully digital, trackable process, so they always know when evidence was received and opened.

“With NICE Justice, rather than a one-off approach, we’re able to address all of the challenges that come with storing, accessing and retaining digital evidence,” added Boston. “NICE Justice’s secure, scalable cloud-based storage and flexible retention policies address these complex challenges.”

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the DeKalb County District Attorney's Office
The DeKalb County District Attorney’s Office prosecutes felony offenses in the Superior Court of DeKalb County. The Office’s 270-plus staff members consist of attorneys, investigators, victim-witness advocates, administrators, and support personnel, who all share a vision of building a better, safer DeKalb County. The DeKalb County DA’s Office works with local citizens, community leaders, and partner law enforcement agencies to conduct crime prevention and intervention programs to improve the quality of life for DeKalb County residents. DeKalb County is the fourth largest county in Georgia with over 762,000 residents. The County includes the communities of Decatur, Atlanta, Avondale Estates, Chamblee, Doraville, Lithonia, Stone Mountain and Dunwoody. More info at https://www.dekalbda.org/ and  https://www.census.gov/quickfacts/dekalbcountygeorgia.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.